                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                               PARK AVENUE TOWER
                              65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022

                                   May 5, 2005

                                                       DIRECT DIAL: 212.451.2232
                                                     EMAIL:JATKINS@OLSHANLAW.COM

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Mr. Craig Slivka

             Re:    WATER CHEF, INC. AMENDMENT NO. 1 TO
                    FORM SB-2 (SEC FILE NO. 333-122252)

Ladies and Gentlemen:

     On behalf of Water Chef,  Inc.,  a Delaware  corporation  (the  "COMPANY"), transmitted  herewith for filing is Amendment No. 1 to Form SB-2 ("AMENDMENT NO.
1"),  marked to show changes  from the Form SB-2 filed on January 24,  2005.  We acknowledge  receipt of the letter of comment  dated  February 14, 2005 from the
Securities and Exchange Commission (the "COMMISSION  LETTER") with regard to the above  referenced  matter.  We have reviewed the letter with the Company and the
Company's  auditors  and  the  following  are  the  Company's  responses  to the
Commission Letter. The paragraph  references below are to those in Amendment No.
1. The  responses are numbered to coincide with the numbering of the comments in the Commission Letter.

COVER PAGE

1.   It appears that the warrants were  immediately  exercisable when issued and that the Series F preferred  shares were convertible with one year of their issuance.  It is the Division's  position that, for the purposes of Section
     5, the offer of convertible  securities is also an ongoing  offering of the underlying  security if the securities  are  convertible at any time within one year.  As a result,  the holders of the warrants and Series F preferred shares cannot receive shares registered in this offering.  However, you may register the resale of the underlying securities.  In addition, please tell us the  conversion  terms of the  Series C  preferred  shares,  we may have further comment.

      With respect to the Series C and Series F convertible preferred stock, the
Company  is only  registering  the  resale  of the  underlying  securities.  The description of the securities being  registered has been amended  throughout the registration statement for clarification.

May 5, 2005

     The  Company  has  amended  the  description  of the  Series C  convertible preferred  stock on page 34 to include a description of the conversion  terms of the Series C convertible preferred stock.

2.   Please  clarify  here  and  throughout  the  prospectus   whether  you  are
     registering  the resale of the common stock  issuable  upon exercise of the warrants and conversion of the Series C and F convertible  preferred  stock or whether you are registering the conversion of these  securities.  If you are  registering  the  resale  of this  common  stock,  please  amend  your registration  statement  accordingly.  Please clarify when the warrants and convertible  preferred series C and F were exercisable at the time of their sale.

     As set forth in our response to Question 1, the Company is registering  the resale  of the  common  stock  issuable  upon  exercise  of the  warrants,  upon conversion  of the Series C and Series F  convertible  preferred  stock and upon exercise of certain  rights to acquire  shares of common stock.  The Company has amended the  description  of the  securities  being  registered  throughout  the
registration   statement  for   clarification.   The  Company  has  amended  the
description  of the  warrants  and Series C and Series F  convertible  preferred stock on page 34 to clarify  the time at which the shares of Series C and Series
F convertible preferred stock became convertible and the warrants and the rights to acquire common stock became exercisable.

SELLING SECURITYHOLDERS

3.   Please  revise the selling  shareholder  table to include a "total" line at the end of the table.

     The Company has made the  requested  revision by addition a "total" line at the end of the selling securityholders table on page 15.

4.   For any  selling  securityholders  that are not  natural  persons and not a reporting  company under the Exchange Act, a majority owned subsidiary of a reporting  company under the Exchange Act, or a registered  investment fund under the 1940 Act, you must  identify by footnote or otherwise the natural person or persons having sole or shared voting and investment  control over the securities held by the beneficial owner.

     The Company has made the requested  revision by identifying by footnote for any selling  securityholders  that are not  natural  persons and not a reporting company  under the  Exchange  Act, a majority  owned  subsidiary  of a reporting company under the Exchange Act, or a registered  investment  fund under the 1940
Act, the natural  person or persons  having sole or shared voting and investment control  over  the  securities  held  by the  beneficial  owner  in the  selling securityholders table beginning on page 12.

5.   Please  tell us  whether  any of the  selling  shareholders  listed  in the
     selling   shareholder   table   are   broker-dealers   or   affiliates   of
     broker-dealers.  We note the disclosure at the bottom of page 19; however a search of our records indicates that Canaccord Capital Corporation may be a registered broker-dealer. Please advise.

May 5, 2005

     The Company has  amended the "Plan of  Distribution"  by adding a paragraph beginning on page 21 identifying the selling shareholders who are broker-dealers or affiliates of broker-dealers.

6.   To the extent that any  successor(s)  to the named selling  securityholders wish to sell under this prospectus,  please be advised that you must file a
     prospectus    supplement    identifying    such   successors   as   selling
     securityholders.  Material  changes to this  information  will  require the filing of a post-effective amendment. Please revise the disclosure to state that  changes to the  selling  shareholder  information  will be made via a prospectus supplement or a post-effective amendment.

     The  Company has  amended  the "Plan of  Distribution"  by adding a seventh paragraph  beginning on page 19 stating that changes to the selling  shareholder information  will  be  made  via a  prospectus  supplement  or a  post-effective amendment.

SIGNATURE PAGE

7.   Please sign this  registration  statement in the manner  called for by Form
     SB-2 and refer to the  Instructions  for the  signatures.  Please have your company's  controller or principal accounting officer sign in this capacity and  reconcile the  positions  listed for Mr. Conway on the signature  page with those listed under the Directors,  Executive  Officers section on page
     24.

     The Company has amended the signature page of the registration statement to correctly identify Mr. Conway's positions with the Company.

     For your  review,  we have  included  both a clean and marked  draft of the
Amendment  No. 1 to the Form SB-2.  Please  direct  any  questions  or  comments concerning  Amendment  No. 1 or this  response  to Robert H.  Friedman  at (212)
451-2220 or to the undersigned at (212) 451-2232.

                                           Very truly yours,

                                           /s/ Jessica Atkins
                                           ---------------------------
                                           Jessica L. Atkins

cc: David A. Conway
    Robert H. Friedman